Exhibit 99.1

The Management of Itaú Unibanco is pleased to invite you to the presentation of the bank’s results and strategy to stockholders, investors and those interested in capital markets. The presentation will be broadcast on the website www.itau.com.br/investor-relations with simultaneous translation in English. To confirm your attendance, please send an e-mail to itau@apimec2018.com.br or call 0800 770 01 60 Please access the Investor Relations website for further information. www.itau.com.br/investor-relations Wednesday, 12th of September at 2:00 p.m. (local time) Hotel Unique • Espaço de Eventos Av. Brigadeiro Luís Antônio, 4700 • Jardim Paulista • São Paulo Valet parking available.